SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement on the Hong Kong Stock Exchange relating to restatement of the financial statements of the Company for the years ended 31 December 2007 and 2008.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, services and products, as well as sales and marketing, in particular, such networks, services, products, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•
changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•
competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;

•
changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: February 18, 2011	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
RESTATEMENT OF THE FINANCIAL STATEMENTS OF THE COMPANY
FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2008
The Company announces that it has restated its audited financial statements for the years ended 31 December 2007 and 2008 arising as a result of the revised accounting treatment for the Company’s acquisition of the fixed-line business in 21 provinces in southern China from the Company’s parent companies, China United Network Communications Group Company Limited and China Network Communications Group Corporation (which was later merged with China United Network Communications Group Company Limited in January 2009) on 31 January 2009. The Company had previously recognised the acquired business in its consolidated financial statements for the years ended 31 December 2007, 2008 and 2009, prepared in accordance with International Financial Reporting Standards, at historical cost or predecessor values as if such business had always been part of the Company during all the periods presented and excluding, among others, the network assets that were not acquired and related liabilities that were not assumed, and the related charges, but disclosed such information in the notes to the Company’s financial statements. As part of its periodic review of the Company’s 2009 annual report on Form 20-F, the U.S. Securities and Exchange Commission staff raised questions on this accounting treatment and the Company discussed those questions and comments with the staff. At the conclusion, the Company determined to restate its historical financial statements to include the Excluded Assets and Liabilities and the related charges in the Company’s financial statements for the years ended 31 December 2007 and 2008 prior to the completion of the Acquisition, instead of disclosing such information in the notes to the financial statements. With the aforementioned amendments, upon completion of the Acquisition, the Excluded Assets and Liabilities were treated as a deemed disposal in January 2009 and recorded as a distribution from the Company’s reserves to Unicom Group. As a result, these amendments only affect the Company’s historical financial statements prior to the completion of the Acquisition in January 2009, and have no material impact on the Company’s financial statements for the year ended 31 December 2009 and no impact on the financial statements for the year ended 31 December 2010 and thereafter.

China Unicom (Hong Kong) Limited (the “Company”) announces that it has restated its audited financial statements for the years ended 31 December 2007 and 2008 arising as a result of the revised accounting treatment for the Company’s acquisition (the “Acquisition”) of the fixed-line business in 21 provinces in southern China (the “Acquired Business”) from the Company’s parent companies, China United Network Communications Group Company Limited (“Unicom Group”) and China Network Communications Group Corporation (which was later merged with Unicom Group in January 2009) on 31 January 2009. The Company had previously recognised the Acquired Business in its consolidated financial statements for the years ended 31 December 2007, 2008 and 2009 (the “Financial Statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), at historical cost or predecessor values as if such business had always been part of the Company during all the periods presented and excluding, among others, the Network Assets (as defined below) that were not acquired and related liabilities that were not assumed, and the related charges, but disclosed such information in the notes to the Financial Statements. As part of its periodic review of the Company’s 2009 annual report on Form 20-F, the U.S. Securities and Exchange Commission staff (the “SEC Staff”) raised questions on this accounting treatment and the Company discussed those questions and comments with the SEC Staff. At the conclusion, the Company determined to restate its historical financial statements to include the Excluded Assets and Liabilities and the related charges in the Company’s financial statements for the years ended 31 December 2007 and 2008 prior to the completion of the Acquisition, instead of disclosing such information in the notes to the financial statements, although the Excluded Assets and Liabilities were not acquired or assumed by the Company in the Acquisition. With the aforementioned amendments, upon completion of the Acquisition, the Excluded Assets and Liabilities were treated as a deemed disposal in January 2009 and recorded as a distribution from the Company’s reserves to Unicom Group. As a result, these amendments only affect the Company’s historical financial statements prior to the completion of the Acquisition in January 2009, and have no material impact on the Company’s financial statements for the year ended 31 December 2009 and no impact on the financial statements for the year ended 31 December 2010 and thereafter.
In the Acquisition, the Company did not purchase the underlying telecommunication networks in southern China (the “Network Assets”) but leased such assets from Unicom New Horizon Mobile Telecommunications Company Limited, a wholly-owned subsidiary of Unicom Group, to operate the Acquired Business. In determining the accounting policy for the Acquisition, the Company had noted that there is no guidance under IFRS on common control transactions, especially when it involves an acquisition of a business but not the underlying assets. In light of this, the Company had followed the principles under International Accounting Standard (IAS) 8 “Accounting policies, changes in accounting estimates and errors” paragraph 10, 11 and 12 to exercise its judgment in developing and applying an accounting policy that it believed appropriate for the Acquisition. The Company accounted for the Acquisition using the predecessor values method in the Financial Statements, prepared in accordance with IFRS. The Company had previously recognised the Acquired Business in its Financial Statements at historical cost or predecessor values as if such business had always been part of the Company during all the periods presented, and (i) included all the assets, liabilities, revenue and charges directly related to the Acquired Business, except for the Network Assets and other associated assets and liabilities that were not acquired (the “Excluded Assets and Liabilities”) and the related charges, and (ii) supplemented such information with comprehensive disclosure of the Excluded Assets and Liabilities and the related charges. The Company also provided disclosure on the details of the lease payments that were made following the completion of the Acquisition in Note 4.2(b) to the Financial Statements. The Financial Statements were audited by PricewaterhouseCoopers, independent public accountants, as indicated in their audit report dated 18 June 2010.
As part of its periodic review of the Company’s annual report (including the financial statements) on Form 20-F, the SEC Staff raised questions on this accounting treatment. In response to these comments, the Company has had a number of discussions with the SEC Staff, with the participation of the Company’s auditors. At the conclusion, the Company determined to include all Excluded Assets and Liabilities and the related charges in the Financial Statements for the historical periods prior to the completion of the Acquisition, instead of disclosing such information in the notes to the Financial Statements. Accordingly, the Company has amended and restated the Financial Statements (the “Restatement”). As a result the Restatement, the presentation of the Financial Statements for the historical periods prior to the completion of the Acquisition includes all assets, liabilities and charges incurred in the generation of the reported revenues, although the Excluded Assets and Liabilities were not acquired in the Acquisition.

2

The Restatement would have an impact on the following financial statements accounts for the years ended 31 December 2007 and 2008 and as at 1 January 2008 and 31 December 2008 only:

	For the year ended 31 December
	2007			2008
	As			As
	previously			previously
	reported	Adjustments	As restated	reported	Adjustments	As restated
	(in RMB millions)
CONSOLIDATED INCOME STATEMENT DATA

Continuing operations
Depreciation and amortisation	(47,625)	(3,650)	(51,275)	(47,961)	(3,886)	(51,847)
Other operating expenses	(36,353)	(171)	(36,524)	(37,748)	(249)	(37,997)
Finance costs	(3,241)	(499)	(3,740)	(2,423)	(846)	(3,269)
Impairment loss on property, plant and equipment	—	(323)	(323)	(11,837)	(657)	(12,494)
Other income — net	5,100	2	5,102	2,097	44	2,141

Total costs, expenses and others	(131,856)	(4,641)	(136,497)	(150,139)	(5,594)	(155,733)
Income from continuing operations before tax	28,084	(4,641)	23,443	9,653	(5,594)	4,059
Income from continuing operations	20,909	(4,641)	16,268	7,825	(5,594)	2,231
Net income	21,565	(4,641)	16,924	35,398	(5,594)	29,804

Earnings per share for income attributable to the equity holders of the Company during the year
-Basic earnings per share (RMB)	0.93	(0.20)	0.73	1.49	(0.24)	1.25
-Diluted earnings per share (RMB)	0.92	(0.19)	0.73	1.48	(0.24)	1.24

Earnings per share for income from continuing operations attributable to the equity holders of the Company during the year
-Basic earnings per share (RMB)	0.90	(0.20)	0.70	0.33	(0.24)	0.09
-Diluted earnings per share (RMB)	0.89	(0.19)	0.70	0.33	(0.24)	0.09

Earnings per share for income from discontinued operations attributable to the equity holders of the Company during the year
-Basic earnings per share (RMB)	0.30	—	0.30	1.16	—	1.16
-Diluted earnings per share (RMB)	0.30	—	0.30	1.15	—	1.15
The Acquisition was completed on 31 January 2009 and therefore the consolidated statement of income for the year ended 31 December 2009 would have included the related charges of approximately RMB334 million for the period from 1 January 2009 to 31 January 2009. However, considering the amounts were not material, the Company did not restate the consolidated statement of income for the year ended 31 December 2009.

3

	As at 1 January 2008(1)			As at 31 December 2008
	Before		After	As previously
	adjustments	Adjustments(2)	adjustments	reported	Adjustments	As restated
	(in RMB millions)
CONSOLIDATED BALANCE SHEET DATA
Property, plant and equipment	276,110	30,310	306,420	285,469	30,077	315,546
Lease prepayments	8,063	744	8,807	7,863	875	8,738
Other assets	12,081	659	12,740	9,087	398	9,485
Inventories and consumables	2,815	1	2,816	1,092	55	1,147

Prepayments and other current assets	4,314	867	5,181	2,715	161	2,876
Total assets	334,087	34,348	368,435	348,752	31,566	380,318

Reserves	76,275	1,106	77,381	(15,464)	(10,494)	(25,958)

Long-term loans due to ultimate holding company	—	27,213	27,213	—	35,652	35,652
Accounts payable and accrued liabilities	49,312	12,019	61,331	67,509	6,345	73,854
Taxes payable	4,990	101	5,091	11,307	63	11,370
Total liabilities	155,571	39,575	195,146	141,025	42,060	183,085
Notes:

(1)
The opening balance sheet data as at 1 January 2008 is included in accordance with IAS 1/HKAS 1 “Presentation of financial statements”, which requires an entity to present the financial position as at the beginning of the earliest comparative period when an entity makes a retrospective restatement of items in its financial statements.

(2)
The adjustments on consolidated balance sheet data as at 1 January 2008 reflect the effect of (i) the Company’s acquisition of the Acquired Business, as well as local access telephone business in Tianjin Municipality and three subsidiaries from Unicom Group in January 2009 using the predecessor values method and (ii) the effect of the Restatement. For detailed information of the Company’s acquisition of the Acquired Business, as well as local access telephone business in Tianjin Municipality and three subsidiaries from Unicom Group, please see the Company’s 2009 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, available at http://www.sec.gov.

	For the year ended 31 December
	2007			2008
	As previously			As previously
OTHER FINANCIAL DATA	reported	Adjustments	As restated	reported	Adjustments	As restated
	(in RMB millions)
Net cash inflow from operating activities of continuing operations	68,854	—	68,854	57,241	—	57,241
Net cash outflow from investing activities of continuing operations	(47,770)	(6,975)	(54,745)	(54,742)	(6,284)	(61,026)
Net cash outflow from financing activities of continuing operations	(29,805)	6,975	(22,830)	(35,070)	6,284	(28,786)
Net cash outflow from continuing operations	(8,721)	—	(8,721)	(32,571)	—	(32,571)
Net decrease in cash and cash equivalents	(7,909)	—	(7,909)	(2,426)	—	(2,426)

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 18 February 2011
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

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